

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2010

Mr. Philip V. Bancroft
Chief Financial Officer
ACE Ltd.
Bärengasse 32
Zurich, Switzerland CH-8001
98-0091805

Re: ACE Ltd
Form 10-K for Fiscal Year Ended December 31, 2009
Filed on February 25, 2010
Schedule 14A Filed on May 6, 2010
File No. 001-11778

Dear Mr. Bancroft:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief